SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 22, 2020

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Stock Exchange Release: Nokia Corporation financial calendar for 2021

STOCK EXCHANGE RELEASE	1(2)

December 22, 2020

Nokia Corporation

Stock Exchange Release
December 22, 2020 at 08:00 (CET +1)

Nokia Corporation financial calendar for 2021

Espoo, Finland - In this stock exchange release Nokia provides its financial calendar for 2021, which includes the planned publication dates of its financial reports.

Planned publication dates for Nokia's financial reports in 2021:

•	report for Q4 2020 and full year 2020: February 4, 2021;

•	report for Q1 2021: April 29, 2021;

•	report for Q2 2021 and half-year 2021: July 29, 2021; and

•	report for Q3 2021 and January-September 2021: October 28, 2021.

Publication of "Nokia in 2020"

Nokia plans to publish its "Nokia in 2020" annual report, which includes the review by the Board of Directors and the audited annual accounts, in week 9 of 2021.

Nokia's Annual General Meeting

Nokia's Annual General Meeting 2021 is planned to be held on April 8, 2021.

About Nokia

We create the critical networks and technologies to bring together the world’s intelligence, across businesses, cities, supply chains and societies.

With our commitment to innovation and technology leadership, driven by the award-winning Nokia Bell Labs, we deliver networks at the limits of science across mobile, infrastructure, cloud, and enabling technologies.

Adhering to the highest standards of integrity and security, we help build the capabilities we need for a more productive, sustainable and inclusive world.

For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

STOCK EXCHANGE RELEASE	2(2)

December 22, 2020

Media Inquiries

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Katja Antila, Head of Media Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2020	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate